August 15, 2016

Conduent Incorporated

Form 10

File No. 001-37817

Dear Ms. Jacobs:

We refer to the letter dated July 27, 2016 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to Conduent Incorporated (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s Registration Statement on Form 10, File No. 001-37817, filed on June 30, 2016 (the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (the “Amendment”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the originally filed Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the marked copy of the Information Statement.

Form 10

Summary

The Spin-Off, page 5

1.	You indicate that the Xerox Board has the “sole and absolute discretion” to not complete the Spin-Off. If the Xerox Board determines not to complete the Spin-Off, please discuss, where appropriate, any material consequences under the Icahn Agreement.

Response: The Company has revised its disclosure on pages 12–13 and 41 to address the Staff’s comment.

The Spin-Off

Reasons for the Spin-Off, page 33

2.	Please clarify what role, if any, the Icahn Group, had in the Xerox Board’s decision to propose the Spin-Off.

Response: The Company acknowledges the Staff’s comment. In October 2015, the Xerox Board authorized a review of Xerox’s business portfolio and capital allocation options, with the goal of enhancing shareholder value. In reaching the decision to create two independent public companies, Xerox considered a range of potential structural alternatives and concluded that the creation of two independent public companies is the most attractive alternative for enhancing shareholder value. The Icahn Group did not participate in the Board’s decision to proceed with the Spin-Off.

Selected Historical Financial Data, page 44

3.	Please tell us how you considered providing pro forma earnings per share here and in your financial statements.

Response: The Company acknowledges the Staff’s comment and advises the Staff that once the Company’s assumed distribution ratio of shares of the Company’s common stock for every share of Xerox common stock and related estimated share count have been determined, the Company will revise the “Selected Historical Financial Data” section of the Information Statement to include unaudited pro forma earnings per share data for the most recent annual period and any subsequent interim period.

Pro forma basic and diluted earnings per share and related pro forma weighted-average shares outstanding are expected to be based on the shares of the Company’s common stock projected to be outstanding upon completion of the Spin-Off. This amount will be dependent on the distribution ratio of shares of the Company’s common stock for every share of Xerox common stock.

Since the financial statements included in the Information Statement have been prepared on a combined basis, the Company is unable to calculate or disclose a historical basic and diluted earnings per share for the BPO Business prior to the Spin-Off. The combined financial statements of the BPO Business have not been prepared for a separate legal entity that had share capital throughout the historical periods presented. Accordingly, basic and earnings per share disclosures will be limited to pro forma presentations.

Business

Our Strategies, page 53

4.	On page 53, you disclose that you initiated a three-year strategic transformation program to support margin expansion through productivity enhancements and cost reductions. Please clarify that this program was a Xerox Corporation initiative and whether Conduent will continue or change the program post Spin-Off.

Response: The Company has revised its disclosure on page 53 to address the Staff’s comment.

5.	On pages 15 and 23, you indicate that your government client contracts have early termination rights. Please briefly describe the early termination rights, if any, of your non-government client contracts.

Response: The Company has revised its disclosure on page 16 to address the Staff’s comment.

Intellectual Property, page 55

6.	You disclose on page 16 that you are dependent on a small number of external software providers. Where applicable, please briefly describe the extent of your use of external software providers to provide your products and services. It is unclear, for example, whether you develop the software used on your platform internally and external software vendors are used to supplement your platforms, or whether you outsource the majority of the software development. To the extent you are substantially dependent on any of your software vendors, please clarify.

Response: The Company has revised its disclosure on page 55 to address the Staff’s comment. The Company also advises the Staff that it is not substantially dependent on any individual software vendors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations—Three Months ended March 31, 2016 and 2015

Costs, Expenses and Other Income, page 72

7.	We note your disclosure of non-GAAP Operating Margin prior to the disclosure of Pre-tax Income Margin, the GAAP measure in the table here and on page 77 gives greater prominence to the non-GAAP measure. This is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (“the updated C&DIs”). Please revise accordingly.

Response: The Company has revised its disclosure on pages 72 and 79 to address the Staff’s comment.

8.	We also note that you provide a discussion and analysis of the non-GAAP measure rather than the GAAP measure. In this regard, we note that you provide a detailed discussion of Operating Margin without a similar discussion of Pre-tax Income Margin. Refer to Question 102.10 of the updated C&DIs and revise accordingly.

Response: The Company has revised its disclosure on pages 72 and 79 to address the Staff’s comment.

Income Taxes, page 74

9.	We note that you discuss the changes in your tax rates on an adjusted basis, a non-GAAP measure. Please expand your disclosure to also discuss the changes in your effective tax rate on a GAAP basis. Refer to Question 102.10 of the updated C&DIs and revise accordingly.

Response: The Company has revised its disclosure on pages 74–75 to address the Staff’s comment.

Commercial Industries Segment, page 75

10.	On page 75, you attribute the 4% decline in Commercial Industries Segment from the first quarter of 2015 as a result of “lower volumes and project work as well as lost business.” Similarly, on page 83, you attribute year-over-year decline in revenues of the Commercial Industries Segment from fiscal year 2015 over fiscal year 2014 to be the result of “declines in the industrial, retail and hospitality business (particularly in energy and consumer products).” Please revise to provide a more detailed explanation of why you are losing volume or business in these industry groups. If these declines are attributable to a specific customer or a general trend in an industry, please clarify.

Response: The Company has revised its disclosure on pages 76 and 85 to address the Staff’s comment. In addition, the Company advises the Staff that the year-over-year declines in the Company’s Commercial Industries Segment between 2014 and 2015 were not attributable to a general industry trend and the Company’s 2015 full-year renewal rate was 86%, which was within the Company’s target range.

Operations Review of Segment Revenue and Profit, page 83

11.	Please explain why the Commercial Industries Segment Margin of 2.4% for the fiscal year ended 2015 is much lower than the Healthcare and Public Sector Segment Margins of 9% and 11.6%, respectively. For example, it is unclear if the lower margin is the result of a more competitive market, higher sales costs, older product mix, or other factors.

Response: The Company has revised its disclosure on pages 76 and 85 to address the Staff’s comment.

Metrics, page 85

12.	In Xerox’s Form 10-K for the fiscal year ended December 31, 2015, the registrant provided a “Pipeline” metric defined as “the Total Contract Value (TCV) of new business opportunities that potentially could be contracted within the next six months and excludes new business opportunities with estimated annual recurring revenue in excess of $100 million,” for the BPO segment. Please advise whether Pipeline is a key metric used by Conduent management to evaluate their business, and if not, advise why it is no longer a key metric.

Response: Beginning with the Form 10-Q for the period ended March 31, 2016, Xerox decided to no longer disclose “Pipeline” as a key metric.

During 2016 the Company refined its vertical industry groups and go-to-market alignment. This realignment made the pipeline difficult to track and compare quantitatively on a period-over-period basis, and therefore, it began to lose its relevance as a key financial metric. In addition, while management reviews the pipeline, it is generally used as a sales management tool rather than a financial metric with predictive value. The pipeline is reviewed to gauge the efforts and activity of the Company’s sales force, including the mix of offerings and their alignment to the needs of the business. The pipeline has also not proven to be a useful predictive measure to gauge the level of expected future signings, which can be impacted by sales cycles, offering mix, length of contracts, timing and decision delays, including delays caused by macro-economic changes. It is also important to note that very few peers in the business process service industry report pipeline as a key metric. For these reasons, Xerox management and the Company’s management no longer believed that reporting the pipeline metric was warranted.

Capital Resources and Liquidity, page 86

13.	We note that you maintain significant operations outside the United States. To the extent that you have material cash balances outside of the United States, please tell us your consideration of disclosing the amount of cash and cash equivalents that are currently held outside of the United States and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: The Company acknowledges the Staff’s comment. As discussed in Note 1—Basis of Presentation and Summary of Significant Accounting Policies in the Combined Financial Statements included in the Information Statement, the BPO Business’s cash is, and historically has been, managed centrally through bank accounts controlled and maintained by Xerox. Accordingly, cash and cash equivalents held by Xerox at the corporate level were not attributable to the BPO Business for any of the periods presented in such financial statements. Only cash amounts specifically attributable to the BPO Business are reflected in the Combined Balance Sheets included in the Information Statement. Consistent with this approach, the BPO Business’s total cash and cash equivalents balance at December 31, 2015 of $140 million is expected to be supplemented by a cash allocation from Xerox to the Company in connection with the capitalization plan for the Company. In addition, the planned series of internal transactions being undertaken in connection with the Spin-Off is expected to shift the eventual jurisdictions holding cash balances. The ultimate amount of supplemental cash to be provided, as well as the capitalization plan and plan of reorganization for the Company, are still being evaluated; however, the Company believes that most of that supplemental cash will be U.S. based, because U.S. operations comprise approximately 75% of the Company’s operations. Accordingly, the Company does not believe that a discussion of the portion of the Company’s pre-separation cash balance of $140 million that is held by foreign subsidiaries is meaningful at this time. Once the Company has determined which jurisdictions will hold the post-separation cash, the Company will provide additional disclosure, if material.

14.	Please advise why the $1,132,000,000 in related party notes payable is not included in your Contractual Cash Obligations and Other Commercial Commitments and Contingencies Table.

Response: As discussed in Note 18—Related Party Transactions and Parent Company Investment to the Combined Financial Statements included in the Information Statement, the related party notes are expected to be settled in connection with the Spin-Off. Accordingly, the Company did not believe inclusion in the Contractual Cash Obligations and Other Commercial Commitments and Contingencies Table was necessary. However, in light of the Staff’s comment, the Company has revised the disclosure on page 92 to include the balance as well as a note regarding the expected form of settlement.

Non-GAAP Financial Measures, page 91

15.	We note your disclosure of the tax effects of your non-GAAP adjustments; however, you have not described how you determined these amounts. Refer to Question 102.11 of the updated C&DIs and revise to clearly explain how you arrived at the income tax adjustments for all periods presented.

Response: The Company has revised its disclosure on pages 93 and 96 to address the Staff’s comment.

Our Board of Directors Following the Spin-Off and Director Independence, page 97

16.	Please clarify whether your entire board of directors will be elected annually. This appears as a term of the Icahn Agreement as disclosed on page 147.

Response: The Company has revised its disclosure on page 99 to address the Staff’s comment.

17.	Further, please revise to clarify how the Icahn Agreement affects the composition of your initial board and operation of the board and its committees. For example, according to section 1(c) of the Icahn Agreement, the Icahn Group will designate three initial board members and has the right to designate a replacement director if its designees resign or retire. In section 1(f) of the Icahn Agreement, an Icahn designee has the right to be appointed to any executive committee or similar committee that will consider or vote to approve material financing, significant transactions, and the employment of executive officers, or such actions must be considered by the full board. Please identify which initial directors will be appointed by Xerox’s Board and which will be appointed by the Icahn Group pursuant to the Icahn Agreement.

Response: The Company has revised its disclosure on pages 99–100 to address the Staff’s comment. In addition, the Company will identify which initial directors are selected by the Xerox Board and which initial directors are selected by the Icahn Group pursuant to the Icahn Agreement in a subsequent amendment to the Registration Statement once the directors have been identified.

Compensation Discussion and Analysis

Performance Objectives, page 107

18.	For each performance measure target or actual result for your short and long-term incentive plans in your tables on pages 111-117, please provide a brief description of the business unit that is being measured for each named executive officer. It is unclear whether you are measuring Xerox Corporation, Xerox Services, or which specific BPO or LEO units.

Response: The Company has revised its disclosure on pages 104 and 114–117 to address the Staff’s comment.

Conduent’s Anticipated Executive Compensation Programs, page 124

19.	Once you have completed your Separation and Distribution Agreement and Employee Matters Agreement, please address their effect on the existing Xerox compensation plans, equity awards, and agreements after the distribution for your named executive officers. For example, please clarify whether the special severance arrangement with Robert Zapfel will survive the distribution and separation from Xerox and whether the vesting date and criteria for the 2015 Executive Long-Term Incentive Program restricted stock units will change.

Response: The Company has revised its disclosure on pages 121–122 and 150 to address the Staff’s comment. As described on page 150, the Company will assume responsibility for any change in control, severance or other individual agreements that its employees entered into with Xerox prior to the Spin-Off. As described on page 121, the 2015 Executive Long-Term Incentive Program restricted stock units held by the Company’s employees will be converted entirely into restricted stock units with respect to shares of the Company’s common stock, based on actual performance achieved through December 31, 2016 with respect to 2/3 of each award and target performance with respect to 1/3 of each award, and will otherwise remain subject to the same vesting conditions.

20.	Please file your employment offer letter with Mr. Vemuri as an exhibit or incorporate it by reference from Xerox’s Form 8-K filed June 14, 2016, as required by Item 601(b)(10) of Regulation S-K. Also, please clarify whether the “customary form of change in control severance agreement” is substantially similar to the Xerox change of control provisions described on pages 121-122 and 133.

Response: Mr. Vemuri’s offer letter has been incorporated by reference to Exhibit 99.2 to Xerox’s Current Report on Form 8-K filed June 14, 2016. The Company has revised its disclosure on page 128 to address the Staff’s comment.

Notes to Combined Financial Statements

Note 15 – Contingencies and Litigation

Litigation Against the BPO Business, page F-44

21.	We note your disclosure of several litigation matters. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to FASB ASC 450-20-50. You may provide your disclosures on an aggregated basis.

Response: The Company has revised its disclosure on pages 59, F-44 and F-70 to address the Staff’s comment.

General

22.	Your registration statement on Form 10 will be effective automatically 30 days after the Commission receives a certification that your common stock has been approved by an exchange for listing and registration, unless you request acceleration for an earlier effective date or withdraw your filing. See Section 12(d) of the Securities Exchange Act of 1934.

Response: The Company acknowledges the Staff’s comment.

23.	Please supplementally provide us the Gartner and Nelson Hall reports described on page 1 to support the industry statistics provided in your prospectus. In your response, please cross-reference each statistic to the relevant page in the report. Also, please confirm that neither Xerox nor Conduent commissioned these reports.

Response: In response to the Staff’s comment, the Company has provided to the Staff on a supplemental basis the relevant portions of the industry research reports that support industry statistics provided in the Information Statement. To expedite the Staff’s review, the Company has marked each report to highlight the applicable portion or section containing the referenced information and has cross-referenced it to the appropriate location in the Information Statement.

The Company advises the Staff that certain of the information concerning the industry and the markets in which the Company operates is derived from a report that the Company commissioned in 2014 not in connection with the Information Statement. The Company has revised its disclosure on page 1 accordingly. In addition, the Company has revised its disclosure on pages 1, 2, 45, 46 and 62 to clarify that certain industry statistics are based on management estimates.

*             *             *             *

The Company’s acknowledgment of the statements for which you requested acknowledgment in the Comment Letter is set forth in Annex A to this letter.

Please contact me at (212) 474-1788 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at eschiele@cravath.com and facsimile transmissions may be sent to my attention at (212) 474-3700.

Sincerely,

/s/ Eric L. Schiele

Eric L. Schiele

Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Copies to:

Edwin Kim

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Encls.

VIA FEDERAL EXPRESS AND EDGAR

Copy to:

Ms. Leslie F. Varon

President

Conduent Incorporated

P.O. Box 4505, 45 Glover Avenue

Norwalk, CT 06856

VIA EMAIL

Annex A

On behalf of Conduent Incorporated (the “Company”) and in connection with the filing of Amendment No. 1 to the Registration Statement, File No. 001-37817 (the “Registration Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “SEC”) from taking any action with respect to the Registration Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Conduent Incorporated

by	/s/ Leslie F. Varon
Name: Leslie F. Varon
Title: President

Date: August 15, 2016